January 14, 2013
Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:
Offer to Exchange Depository Units of Eastern American Natural Gas Trust Filed on Form S-4
Filed by ECA Marcellus Trust I and Energy Corporation of America
Filed December 12, 2012
File No. 333-185397

Ladies and Gentlemen:

        Set forth below are the responses of ECA Marcellus Trust I ("ECT") and Energy Corporation of America ("ECA", the "Company", "we", "us" or "our"), to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated December 21, 2012, with respect to the Offer to Exchange Depository Units of Eastern American Natural Gas Trust filed on Form S-4, File No. 333-185397, filed with the Commission on December 12, 2012 (the "Registration Statement").

        For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Offer to Exchange Depository Units of Eastern American Natural Gas Trust on Form S-4 unless otherwise specified. Capitalized terms not defined herein have the meanings set forth therefor in the Registration Statement.

Questions and Answers About the Offer

1.
The answer to the question pertaining to who is offering to buy the NGT Depositary Units refers only to ECA as being the entity making the offer to exchange. Please advise us, with a view toward revised disclosure, whether ECT should be identified as a co-bidder on the Schedule TO once filed. Refer to Rule 14d-1(g)(2) and the interpretive guidance accessible via the following link: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm.

  RESPONSE:

        We acknowledge the Staff's comment and maintain that ECA is the only entity making the offer to exchange the NGT Depositary Units for the ECT Common Units (the "Offer"). Rule 14d-1(g)(2) of the Securities Exchange Act of 1934 (the "Exchange Act") defines the term "bidder" as "any person who makes a tender offer or on whose behalf a tender offer is made: Provided, however, that the term does not include an issuer which makes a tender offer for securities of any class of which it is the issuer." The Staff provided guidance in its Excerpt from Current Issues and Rulemaking Projects Outline from November 14, 2000. In Section II.D.2. "Mergers & Acquisitions—Current Issues—Identifying the Bidder in a Tender Offer," the Staff provided the following guideposts to assist in the evaluation of whether a person was a bidder in the offer: (a) Did the person play a significant role in initiating, structuring, and negotiating the tender offer? (b) Is the person acting together with the named bidder? (c) To what extent did or does the person control the terms of the offer? (d) Is the person providing financing for the tender offer, or playing a primary role in obtaining financing? (e) Does the person control the named bidder, directly or indirectly? (f) Did the person form the nominal bidder, or cause it to be formed? and (g) Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company? The Staff stated that one or two of these factors may control the determination, depending on the circumstances.

Securities and Exchange Commission
January 14, 2013

        ECA is making the Offer, and such offer is for ECA's benefit. If the exchange is consummated, ECA will have almost completely divested itself of its ECT holdings and will own a large percentage of NGT. ECT is merely a bystander, and its involvement in the transaction arises only out of contractual obligations it owes ECA pursuant to the Registration Rights Agreement (the "RRA") dated July 7, 2010 between ECA, ECT, John Mork and Julie Mork. Furthermore, the trustee of ECT played no role in initiating, structuring or negotiating the Offer. ECT's trustee participated in drafting the Registration Statement but only insofar as it was obligated to use its best efforts to file a registration statement and cause it to be declared effective upon demand pursuant to the RRA. Other than in connection with the preparation of the Registration Statement, ECT is not acting together with ECA. Although ECT Common Units are being used by ECA as the exchange currency and represent the consideration ECA is willing to pay for the NGT Depositary Units, all of the ECT Common Units are currently held by ECA and ECT has no role in obtaining financing in connection with the Offer. ECT has no control over ECA and did not form ECA nor cause it to be formed. Finally, ECT will not own any NGT Depositary Units and will not own any of the assets of NGT as a result of the Offer. ECA respectfully submits that ECT's limited role in the Offer does not result in ECT being an offeror in connection with the Offer. Moreover, under the prompt payment rule in Rule 14e-1(c), ECT does not have any liability to tendering NGT Depositary Unitholders, and it has no obligation to deliver any securities. Those obligations and liabilities are ECA's alone. ECT has no liability in connection with the Offer other than its registration statement and prospectus liability under the Securities Act of 1933. As a result, ECA is the appropriate party to be named as a bidder and offeror, and ECT is not required to be named as a co-bidder once the Schedule TO is filed. Finally, we do not believe adding ECT as a bidder on the Schedule TO would be meaningful to tendering NGT Depositary Unitholders and would not advance the regulatory objective found in Regulation 14D or 14E.

        We have, however, revised the Registration Statement to provide prominent disclosure that ECT is not a bidder in the Offer and that ECT does not have an interest in the transaction beyond satisfying obligations it owes to ECA pursuant to the RRA. Please read the cover page of the prospectus and pages 1, 2, 7, 14, 15 and 27-28.

2.
The answer to the question regarding the number of NGT Depositary Units ECA is offering to purchase does not specify an exact amount of securities sought. Please advise us how the apparent conclusion was reached that such a description was compliant with Item 4 of Schedule TO and corresponding Item 1004 of Regulation M-A. In addition, please advise us how the offeror(s) would determine whether or not an extension to the tender offer period would be required under Rule 14e-1(b). Alternatively, please advise us whether the offeror(s) plan to petition the Division of Corporation Finance for no-action relief.

  RESPONSE:

        We acknowledge the Staff's comment and note that Item 4 of Schedule TO specifies that the bidder must provide the information required by Item 1004(a) of Regulation M-A in the case of a third party tender offer. Specifically, Item 1004(a)(1)(i) provides that the Schedule TO must include the total number and class of securities sought in the offer. Furthermore, Rule 14e-1(b) of the Exchange Act bars the bidder from making an increase or decrease in the percentage of the class of securities being sought or the consideration offered unless the offer remains open for at least 10 business days from the date that the notice of such increase or decrease is first published.

Securities and Exchange Commission
January 14, 2013

        After careful review of your comment as well as the no-action relief that the Staff has provided in the past, we have revised the disclosure in the Registration Statement to provide that the actual exchange ratio will be determined on the eighteenth business day following the commencement of the Offer (or two business days prior to the expiration of the Offer if the Offer is extended beyond the initial 20 business day offer period). This pricing mechanism is substantially similar to the pricing mechanism used in the exchange offers conducted by McDonald's Corporation (File No. 333-137177), Bristol-Myers Squibb Company (File No. 333-163126) and Halliburton Company (File No. 333-141027). The pricing mechanism provided for in the Registration Statement differs from traditional pricing methods insofar as it does not provide for a fixed exchange ratio that specifies the exact number of ECT Common Units that would be received if an NGT Depositary Unitholder were to elect to participate in the Offer. Instead, ECA's pricing mechanism is designed to deliver a specified dollar value offered in ECT Common Units in exchange for NGT Depositary Units validly tendered. Such a mechanism is critical to the Offer because NGT terminates on May 15, 2013. As a result, NGT Depositary Unitholders have relative certainty as to the cash value that his or her NGT Depositary Units will have following termination of NGT based on the value of the United States Treasury Obligation ($20.00 per NGT Depositary Unit) and the pro rata net proceeds received from the sale of the perpetual net profits interest (approximately $0.95 per NGT Depositary Unit). Specifically, as described in the Registration Statement, NGT Depositary Unitholders choosing not to tender in the Offer and who remain an NGT Depositary Unitholder expect to receive $20.00 per NGT Depositary Unit (the value of the mature Treasury Obligation) and an additional estimated $0.95 per NGT Depositary Unit (representing the approximate net proceeds attributable to the sale of the perpetual net profits interest) for a total of approximately $20.95 per NGT Depositary Unit. In addition, NGT Depositary Unitholders will also receive their pro rata share of revenues attributable to the term net profits interest for the period beginning October 1, 2012 through May 15, 2013, less any costs and expenses or reserves of NGT during such period. ECA is offering to provide a premium to the estimated cash value at termination of approximately $20.95 by offering ECT Common Units valued at approximately $22.55 per NGT Depositary Unit, representing a 7.6% premium to the anticipated cash value of the NGT Depositary Units following termination. For comparative purposes, ECA believes it is more important for the cash value of the premium to be both transparent and fixed for the NGT Depositary Unitholders rather than the number of ECT Common Units to be received to be fixed. The calculated per-unit value of the ECT Common Units will be determined based on the volume weighted average trading price ("VWAP") per ECT Common Unit for the 10 trading day period ending on the eighteenth business day following commencement of the Offer (or two business days prior to the expiration of the Offer if the Offer is extended beyond the initial 20 business day offer period).

        We believe that the 10 trading day VWAP-based pricing period offers NGT Depositary Unitholders a reasonable balance between the objectives of providing the most current pricing practicable, while reducing price distortions that could occur if prices were established at a single point in time or that could result from short-term volatility in the trading price of the ECT Common Units. Furthermore, we believe that the pricing mechanism for the Offer provides protection to NGT Depositary Unitholders because it results in a fixed, constant dollar value exchange and provides greater certainty about the ultimate return to NGT Depositary Unitholders and relative certainty about the value of the ECT Common Units that each tendering NGT Depositary Unitholder will receive. We do acknowledge that we have not completely eliminated the potential for volatility affecting the total cash value received by each NGT Depositary Unitholder because the ECT Common Units continue to trade for two business days until the Offer expires. However, the potential impact of this volatility is substantially mitigated by the ratio being set a few days prior to the expiration of the Offer as opposed to the full twenty business days prior to the expiration of the Offer. This approach is consistent with the pricing mechanism utilized by McDonalds in its exchange offer in the Chipotle transaction (File No. 333-137177).

Securities and Exchange Commission
January 14, 2013

        Furthermore, the formula provided in the Registration Statement at commencement of the Offer is consistent with the formula-based structures used in the Dutch Auctions previously approved by the Staff. See e.g. Alliance Semiconductor Corp. (Sept. 22, 2006) (Schedule TO filed on August 25, 2006 (File No. 005-44755)). We also believe that the pricing mechanism used here allows the NGT Depositary Unitholders to better predict the value that they will receive in the Offer than would an offer using a traditional fixed exchange ratio set prior to commencement of the Offer. With fixed exchange ratios, the return to NGT Depositary Unitholders depends on the value of what is offered at the expiration of the Offer. The value can fluctuate, and an NGT Depositary Unitholder only realizes the actual discount or premium initially embedded in the exchange ratio if the price of the underlying securities being offered is equal to their prices at the offer's inception. Furthermore, sophisticated institutional investors may seek to lock in this discount at the offer's start through arbitrage strategies that, when implemented, could make them economically indifferent to the subsequent changes in trading prices for the securities involved. Less sophisticated retail investors who hold almost all of the NGT Depositary Units may not be aware of or able to avail themselves of these strategies. Instead, their participation decision may be more heavily influenced by the unit prices at the end of the Offer, which will not necessarily reflect the premium originally provided.

        For various reasons, including the desire to mitigate the disadvantages of a fixed-ratio offer and to permit a more current market valuation of the securities involved in the Offer, market participants have sought, and the Staff has granted relief under the tender offer rules when the exchange ratio is based on a formula using trading data over a specified period. See Lazard Freres & Co. (available August 11, 1995). See also BBVA Privanza International (Gibraltar) Limited (available December 23, 2005), McDonald's Corporation (available September 27, 2006), Halliburton Company, (available March 23, 2007), and Bristol-Meyers Squibb Company (available November 16, 2009). Furthermore, our pricing mechanism is consistent with the relief granted in Lazard and the transaction following Lazard in all material respects in that: (i) the value relationship between the securities involved is fixed and remains constant during the exchange offer, such that a holder will be able to determine the value receivable on tender of his units; (ii) the final exchange ratio is based on readily observable average trading prices over a specified period; (iii) ECA will issue a press release announcing the final exchange ratio promptly following the close of trading on the eighteenth business day following commencement of the Offer (or two business days prior to the expiration of the Offer if the Offer is extended beyond the initial 20 business day offer period); and (iv) holders of NGT Depositary Units will be provided with a toll-free number for ECA's information agent to obtain trading information relevant to pricing.

        We understand that with respect to the no-action relief previously granted, some of these transactions are examples of exceptions to the rule that the exchange ratio must be fixed at the commencement of the Offer. We also understand that relief was granted because of extraordinary circumstances. We believe that this Offer is one of those extraordinary circumstances. The securities sought in this Offer are interests in a royalty trust that will terminate in May of this year. NGT Depositary Unitholders have relative certainty as to the cash value of their securities upon liquidation. As a result, we believe that it is critical to this Offer to provide NGT Depositary Unitholders with price certainty on the cash value of the securities being offered as opposed to a number of securities being offered, the value of which will fluctuate. The only way to provide this certainty is in the pricing mechanism as provided in the Registration Statement. Requiring ECA to fix the exchange ratio at commencement of the Offer inhibits the ability of ECA to provide NGT Depositary Unitholders with a relatively certain value (to be paid in ECT Common Units) that ECA will provide to NGT Depositary Units in exchange for their units. Furthermore, the security sought here is a very unique one. It consists

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January 14, 2013

of a beneficial interest in a royalty trust and a United States Treasury Obligation. Most importantly, ECA has valued the NGT Depositary Units at $20.95 per NGT Depositary Unit, which has been determined based on the value of the mature Treasury Obligation ($20.00 per NGT Depositary Unit) and the pro rata share of the net cash proceeds attributable to the sale of the perpetual net profits interest (approximately $0.95 per NGT Depositary Unit) which was sold to ECA on January 10, 2013. We believe that these extraordinary circumstances are like those found in the Lazard line of no-action letters.

        We believe that the exchange ratio formula provided in the Registration Statement, when considered in connection with the goal of providing NGT Depositary Unitholders with a fixed dollar amount as well as the no-action relief previously granted, complies with Rule 1004(a)(1)(i). Moreover, ECA is providing NGT Depositary Unitholders with the ongoing ability to find out how many ECT Common Units he or she would be entitled to receive on any particular trading day, in addition to the value, by providing a toll-free telephone number for the information agent who, upon request, will provide such data updated each trading day for the current 10 trading day VWAP for ECT Common Units. Such NGT Depositary Unitholder can also determine the total number of NGT Depositary Units sought on that trading day. The number of NGT Depositary Units sought is directly derived from the total number of ECT Common Units offered and the price of the ECT Common Units. Any change in that number would still be pursuant to the formula and not at ECA's discretion. We believe that these factors are clearly and unambiguously described in the Registration Statement and that it is consistent with the regulatory, disclosure and investor protection objectives found in Rule 14e-1(b) and Item 1004 of Regulation M-A. We have also revised the disclosure in the Registration Statement to reflect the exchange ratio being set on the eighteenth business day following commencement of the Offer (or two business days prior to the expiration of the Offer if the Offer is extended beyond the initial 20 business day offer period). Please read the cover page and pages 1, 4, 7, 14-15, 27-28 and 36.

3.
The answer to the question regarding the number of ECT Common Units an offeree could expect to receive in exchange for NGT Depositary Units does not specify an exact amount of securities offered as consideration. Instead, it appears as though a $22.55 value has been offered instead of an exact number of securities based upon a fixed, pre-established exchange ratio. Please advise us how the apparent conclusion was reached that such a description was compliant with Item 4 of Schedule TO and corresponding Item 1004 of Regulation M-A. In addition, please advise us how the offeror(s) would determine whether or not an extension to the tender offer period would be required under Rule 14e-1(b). Alternatively, please advise us whether the offeror(s) plan to petition the Division of Corporation Finance for no-action relief.

  RESPONSE:

        We acknowledge the Staff's comment and note that Item 4 of Schedule TO specifies that the bidder must provide the information required by Item 1004(a) of Regulation M-A in the case of a third party tender offer. In response to your comment, we have revised the Registration Statement to provide that the exchange ratio will be fixed on the eighteenth day following commencement of the Offer (or two business days prior to the expiration of the Offer if the Offer is extended beyond the initial 20 business day offer period). We refer back to our response to Comment 2 above, and we emphasize that the total number of ECT Common Units offered as consideration for the NGT Depositary Units is fixed at 4,120,059 Common Units. The exact number of ECT Common Units that will be delivered in consideration for each NGT Depositary Unit is derivative of the VWAP for the 10 trading days prior to the eighteenth business day following commencement of the Offer (or two business days prior to the expiration of the Offer if the Offer is extended beyond the initial 20 business day offer period) and the fixed value of $22.55 that ECA intends to pay per NGT Depositary Unit. This formula for determining the exchange ratio has been disclosed in the Registration Statement. Any

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January 14, 2013

security holder considering tendering may also contact the information agent and determine what the exchange ratio would be on any given day by calling a toll-free number. The exact exchange ratio will be fixed on the eighteenth business day following commencement of the Offer (or two business days prior to the expiration of the Offer if the Offer is extended beyond the initial 20 business day offer period), and the final exchange ratio will be made public by a press release on that date. We believe that this allows sufficient time for an NGT Depositary Unitholder to withdraw his or her previously tendered NGT Depositary Units should he or she determine that the exchange ratio is not favorable to them. This formula remains fixed throughout the Offer, and ECA has no discretion to change the formula. We believe that the formula-based structure is consistent with the structures in the precedent exchange offers upon which the Staff has previously granted relief in that (i) the value relationship between the NGT Depositary Units and the ECT Common Units remains fixed throughout the Offer; (ii) the final exchange ratio is based on a readily observable average trading price for the ECT Common Units; (iii) ECA will issue a press release announcing the final exchange ratio promptly following the close of trading on the eighteenth day following commencement of the Offer (or two business days prior to the expiration of the Offer if the Offer is extended beyond the initial 20 business day offer period); and (iv) holders of NGT Depositary Units will be provided with a toll free number to find out exchange ratio information on a daily basis. See Lazard Freres & Co. (available August 11, 1995). See also BBVA Privanza International (Gibraltar) Limited (available December 23, 2005), McDonald's Corporation (available September 27, 2006), Halliburton Company (available March 23, 2007), and Bristol-Meyers Squibb Company (available November 16, 2009). Please read the cover page and pages 1, 4, 7, 14-15 and 27-28.

Summary—Eastern American Natural Gas Trust

4.
We noticed that NGT sold to ECA a perpetual net profits interest as of October 1, 2012. Other subsequent disclosure states, however, that NGT "has agreed to sell its perpetual net profits interest to ECA." Please reconcile this apparent inconsistency.

  RESPONSE:

        We acknowledge the Staff's comment and have clarified the disclosure to state that NGT has sold the perpetual net profits interest to ECA on January 10, 2013. Please read pages 7, 12, 14, 15-16 and 28.

5.
We understand NGT was formed pursuant to a Trust Agreement with Eastern American Energy Corporation acting as grantor. We also noticed that on January 1, 2010, Eastern American Energy Corporation, as former wholly-owned subsidiary of Energy Corporation of America, was merged into Energy Corporation of America with ECA being the surviving corporation. In light of this history and association, the transaction involving the perpetual net profits interest, and the disclosure regarding the possibility that NGT Depositary Units possibly may no longer trade, advise us why Rule 13e-3 has apparently been deemed inapplicable to the Offer to Exchange.

  RESPONSE:

        We acknowledge the Staff's comment and recognize that ECA's predecessor, Eastern American Energy Corporation, formed NGT and acted as grantor to the trust. However, ECA is not seeking to take NGT private, as contemplated by Rule 13e-3 of the Exchange Act, through consummation of the Offer. While, as a result of the consummation of the Offer, NGT may have less than 300 holders of record of NGT Depositary Units thus making NGT eligible for termination of registration under Rule 12g-4 of the Exchange Act, we submit that the Offer is not one of the types of transactions contemplated by the "going private rules" found in Rule 13e-3(a)(3)(i).

Securities and Exchange Commission
January 14, 2013

        Rule 13e-3(a)(3) defines a "Rule 13e-3 transaction" as any transaction or series of transactions involving one or more transactions as described in Rule 13e-3(a)(3)(i). Those transactions are: (A) a purchase of any equity security by the issuer of such security or by an affiliate of such issuer; (B) a tender offer or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer; or (C) a solicitation subject to Regulation 14A. Rule 13e-4(a)(1) defines an issuer as "any issuer which has a class of equity security registered pursuant to Section 12 of the Act, or which is required to file periodic reports pursuant to Section 15(d) of the Act, or which is a closed-end investment company registered under the Investment Company Act of 1940." Under this Exchange Act definition, ECA is not an issuer as it does not have a class of equity securities registered and it is not required to file periodic reports. ECA's predecessor, Eastern American Energy Corporation, was considered a co-issuer and a co-registrant with respect to the registration statement registering the NGT Depositary Units in NGT's initial public offering. However, for purposes of the Exchange Act, ECA is not an issuer of NGT Depositary Units.

        While ECA's predecessor did form NGT in 1992 and conveyed the net profits interest to it at the initial public offering of NGT Depositary Units, ECA is not an affiliate of NGT as defined in Rule 13e-3(a)(1). Rule 13e-3(a)(1) defines "affiliate" of the issuer as "a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer." NGT is an independent royalty trust that is managed by a corporate trustee, The Bank of New York Mellon Trust Company, N.A. ECA has contractual obligations to NGT pursuant to the Term NPI Conveyance and the Royalty NPI Conveyance. Specifically, ECA has an obligation to pay NGT pursuant to its net profits interest covering certain oil and gas properties contributed to NGT. These royalty payments provide the income that NGT then pays to its unitholders on a quarterly basis. ECA is also obligated by contract to perform certain administrative and accounting services for NGT and assists the corporate trustee in the preparation of NGT's Exchange Act reporting obligations. ECA and certain officers and directors of ECA own NGT Depositary Units. However, to ECA's knowledge, after reasonable inquiry, none of ECA nor its directors, officers, nor any of their respective associates, or affiliates or subsidiaries, has effected any transaction in securities of NGT during the past 60 days. As a Depositary Unitholder, ECA has limited voting rights and limited ability to assert any control over NGT. NGT's Amended and Restated Trust Agreement provides that an NGT unitholder may call a special meeting, but only if such unitholder holds at least 10% of the outstanding trust units. The current ownership interest of ECA and its directors and officers is not sufficient to allow it to call a meeting of trust unitholders. Matters may be approved at a meeting of trust unitholders only if more than 50% of trust units represented at a meeting vote for such approval. ECA on its own does not come close to meeting this threshold. While ECA was integral to the formation and establishment of NGT, it has little or no ability to assert any control over NGT. Since it is not the issuer or an affiliate of the issuer, we respectfully submit that the Offer does not fall within the purview of the transactions listed in Rules 13e-3(a)(3)(i)(A)-(B). Furthermore, the Offer is not a solicitation subject to Regulation 14A.

        Finally, with respect to access to information, ECA does not have information material to a decision by NGT Depositary Unitholders that is not available to all such unitholders. The value of the treasury obligations underlying the NGT Depositary Units is known ($20.00 per NGT Depositary Unit), as are the pro rata net proceeds from the sale to ECA of the perpetual net profits interest ($0.95 per NGT Depositary Unit) which was completed on January 10, 2013, the proceeds of which have been estimated for all NGT Depositary Unitholders. As indicated in our response to Comment 2 above, NGT Depositary Unitholders have been advised in the Registration Statement that each NGT Depositary Unit will have an approximate value following termination of $20.95 plus their pro rata share of revenues attributable to the term net profits interest for the period beginning October 1, 2012 through May 15, 2013, less any costs and expenses or reserves of NGT during such period. At this

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January 14, 2013

point, those two known values are the only assets of NGT (other than NGT's term net profits interest which terminates on May 15, 2013), and ECA has no preferential access to information in that respect.

Risk Factors

6.
We noticed the disclosure explaining that the financial information of NGT and ECT is not prepared in accordance with GAAP. Please advise us, with a view toward revised disclosure, what consideration was given to the application of Rule 100 of Regulation G and Item 10(e) of Regulation S-K.

  RESPONSE:

        We acknowledge the Staff's comment and note that the financial statements of both ECT and NGT differ from financial statements prepared in accordance with GAAP because certain cash reserves may be established for contingencies, which could not be accrued in financial statements prepared in accordance with GAAP. Amortization of the investment in overriding royalty interests calculated on a unit-of-production basis is charged directly to the Trust corpus. This comprehensive basis of accounting corresponds to the accounting permitted for royalty trusts by the Commission as specified by FASB ASC Topic 932 Extractive Activities—Oil and Gas: Financial Statements of Royalty Trusts. The Commission's rules provide that other presentations may be acceptable in unusual situations. In SAB 114 Topic 12.E, Financial Statements of Royalty Trusts, the Commission has stated that since the operations of a royalty trust are limited to the distribution of income from the net profits interests contributed to it, it believes that the item of primary importance to the reader of the financial statements of the royalty trust is the amount of the cash distributions to the unitholders for the period reported. Historically, the Commission has not required any reconciliation of these measures under Regulation G or Item 10(e) of Regulation S-K since there are not appropriate comparable measures to which the issuer could reconcile such information.

        Item 503 of Regulation S-K requires a discussion of only the most significant factors that make the offering speculative or risky, and as such, disclosure of the fact that the financial information of NGT and ECT is not prepared in accordance with GAAP is unnecessary. References to this disclosure have been removed from the "Risk Factors" contained in the summary (page 17) and the "Risk Factors" section (page 24).

Selected Historical Financial Data of ECT

7.
Please advise us, with a view toward revised disclosure, how the offeror(s) expect to comply with Item 10 of Schedule TO and corresponding Item 1010 of Regulation M-A. In addition, please confirm that to the extent the offeror(s) expect to incorporate financial information by reference to fulfill these disclosure requirements, summary financial information will be provided in accordance with Instruction 6 to Item 10 of Schedule TO. Please refer to interpretation 1.H.7, accessible via the following link, for more guidance on the Division's position concerning the need to include summarized financial information. http://www.sec.gov/interps/telephone/phonesupplement3.htm

  RESPONSE:

        We acknowledge the Staff's comment and note that Item 10 of Schedule TO requires that the offeror furnish the financial information required by Items 1010(a) and (b) of Regulation M-A where such information would be material to the tendering security holders. Since tendering NGT Depositary Unitholders will receive ECT Common Units and not shares of Common Stock of ECA and because ECA's credit is not relevant to the Offer as it will not be incurring debt to fund the tender, we do not believe that financial information about ECA is material to such tendering security holders.

Securities and Exchange Commission
January 14, 2013

Correspondingly, we believe that because ECA's financial statements are not material to tendering NGT Depositary Unitholders (ECA's financial condition is not relevant to the securities being offered or sought), ECA's summary financial information is not required. For the same reason, we have determined that we will not include ECA's summary financial information as is permissible under Instruction 6 to Schedule TO. While we maintain that ECT is not an offeror and therefore not required to furnish the financial information required by Items 1010(a) and (b) of Regulation M-A, we have included summary financial information about ECT as well as NGT and have incorporated by reference each of ECT's and NGT's Annual Reports on Form 10-K, which include full financial information as required by Item 10 of Schedule TO and Item 1010 of Regulation M-A. We have not included any pro forma financial information regarding ECT because the Offer does not have any impact on ECT's financial statements. Please see pages 25 and 26 as well as "Where You Can Find More Information" on pages iii and iv.

Matters Concerning Validity and Eligibility

8.
We noticed that ECA will make judgments concerning questions as to the validity, form, eligibility and acceptance of tendered securities, and that its determinations will be considered "final and binding." Please revise to indicate that notwithstanding ECA's findings, persons who tender are not foreclosed from litigating disputes under the federal securities laws in federal court. The amended disclosure could state, for example, that the offerees may challenge ECA's findings and determinations in a court of competent jurisdiction. Please be advised the offeror(s) may not lawfully seek to enter into private contracts to relieve themselves of liability with respect to the application of the federal securities laws to the tender offer. See Section 29(a) of the Securities Exchange Act of 1934. Please make conforming changes throughout the filing.

  RESPONSE:

        We acknowledge the Staff's comment and have revised our disclosure to indicate that notwithstanding ECA's findings, persons who tender are not foreclosed from litigating disputes under federal securities laws in federal court. We have noted that offeree(s) may challenge ECA's findings and determinations in a court of competent jurisdiction. We acknowledge that the offeror may not lawfully seek to enter into private contracts to relieve itself of liability with respect to the application of federal securities. Please read our revised disclosures on pages 33 and 35-36.

Conditions of the Offer

9.
ECA represents that the failure to exercise any of the rights "shall not be deemed a waiver of the rights." Please confirm that the offeror(s) understand that to the extent an offer condition has been triggered and the offeror(s) elect(s) to proceed with the exchange offer without reacting to the triggered condition by amending to disclose whether the condition will be asserted or waived, that our interpretation of the failure to exercise the right is tantamount to waiver of the condition.

  RESPONSE:

        We confirm that ECA understands that to the extent an offer condition has not been satisfied and ECA elects to proceed with the Offer without reacting to such condition by amending the terms of the Offer and related disclosure to disclose whether the condition will be asserted or waived, that ECA's election to proceed with and consummate the Offer is tantamount to waiver of the condition. Please also read pages 9, 17, 31 and 36.

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January 14, 2013

10.
The conditions have been described as ongoing rights that may be asserted at any time from time to time. Please revise to expressly indicate that all conditions to the offer, other than any of those of which may be dependent upon the receipt of government approvals, will be satisfied or waived prior to the Expiration Date of the Offer to Exchange.

  RESPONSE:

        We acknowledge the Staff's comment and have revised our disclosure to expressly indicate that if ECA elects to proceed with the Offer, then all conditions to the Offer, other than those of which may be dependent upon the receipt of government approvals, will have been deemed satisfied or waived prior to the Expiration Date of the Offer. Please read pages 9, 17, 31 and 36.

        We acknowledge that:

  •
  ECA and ECT are responsible for the adequacy of the disclosure in the filing;

  •
  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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  The filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David Palmer Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or Douglas V. Getten of Vinson & Elkins L.L.P. at (713) 758-2865.

Very truly yours,
ENERGY CORPORATION OF AMERICA
By:	/s/ DONALD C. SUPCOE Donald C. Supcoe Executive Vice President & General Counsel
ECA MARCELLUS TRUST I
By:	The Bank of New York Mellon Trust Company, N.A.
By:	/s/ MIKE J. ULRICH Mike J. Ulrich Vice President

Enclosures

cc:
David Palmer Oelman, Vinson & Elkins L.L.P.
Douglas V. Getten, Vinson & Elkins L.L.P.
William C. McDonald, Andrews Kurth LLP
Scott Olson, Andrews Kurth LLP
Michael J. Ulrich, The Bank of New York Mellon Trust Company, N.A.